[Letterhead of Sutherland Asbill & Brennan LLP]

September 2, 2011

VIA EDGAR

Mary A. Cole, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Sierra Income Corporation
Registration Statement on Form N-2 filed on July 18, 2011
File Nos.:  333-175624; 814-00924

Dear Ms. Cole:

On behalf of Sierra Income Corporation (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated August 22, 2011, regarding the Company’s Registration Statement on Form N-2 (File No. 333-175624) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Prospectus

1.	Cover Page—Please explain to us why SC Distributors, LLC is referred to as a “dealer manager,” rather than as a principal underwriter or an underwriter.

Response:  The Company respectfully submits that in light of the fact that this is not a firm commitment underwritten offering the term “principal underwriter” does not accurately reflect the role that SC Distributors, LLC (“SC Distributors”) will undertake.  In addition to offering the Company’s shares to retail investors, SC Distributors will also engage non-affiliated, third-party participating broker-dealers in connection with the offering of the Company’s shares.  Moreover, the reference to SC Distributors as a “dealer manager” rather than a “ principal underwriter” or “underwriter” is the industry norm and consistent with the approach taken by other non-listed business development companies.

2.	Cover Page—Please revise the bolded paragraph on the cover to be consistent with the revisions below:

You should not expect to be able to sell your shares regardless of how we perform.  If you are able to sell your shares, you will likely receive less than your purchase price.  We do not intend to list our shares on any securities exchange during the offering period, and we do not expect a secondary market in the shares to develop.  We will implement a share repurchase program, but only a limited number of shares are eligible for repurchase by us.  Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we complete a liquidity event.  Although we may complete a liquidity event five to seven years after we stop offering shares, the offering will continue for an indefinite period.  Moreover, there is no assurance that we will complete a liquidity event at all.  As a result of the foregoing, an investment in our shares is not suitable if you need access to the money you invest.

Response:  The Company has revised the bolded paragraph on the cover page of the Prospectus in response to the Staff’s comment.

3.	In your response, please provide a representation that a prominent statement about the lack of liquidity will be included in the purchase application.

Response:  The Company respectfully acknowledges the Staff’s comment and will include as an appendix to a subsequent amendment to the Registration Statement a form of subscription agreement that includes a prominent statement regarding the lack of liquidity with respect to an investment in the Company’s shares.  In order to purchase shares in the Company, all prospective investors must complete and sign such subscription agreement.

4.
Cover—Please disclose the following information on the front cover: (1) the securities in which the Company invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.  Please also include such information in the Summary section.

Response:  The Company has considered the Staff’s comment and respectfully submits that it believes the existing disclosure is adequate.  We note that credit ratings are intended to reflect the probability of default, rather than the expected recovery and ultimate rate of loss (which is equal to (x) the probability of default, multiplied by (y) (1 minus the expected recovery rate)). The recovery rates for senior secured loans, which will be the Company’s focus, are typically substantial and the loss rates are correspondingly low.  For example, the Credit Suisse Leveraged Loan Index, which tracks the performance of senior secured loans, has shown an average annual default rate of senior secured loans over the past 12 years of 3.58%, with a recovery rate on such defaults of 65%, which has resulted in an annual loss rate of 1.25%.  Bonds, on the other hand, historically have exhibited a 5% default rate, 30-40% recovery rate and 3.0-3.5% annual loss rate. As a result, comparing credit ratings of senior secured loans to those of bonds (which we believe the requested disclosure would lead investors to do) is not a meaningful comparison. We therefore do not believe it would be appropriate, or helpful to investors, to add the Staff’s requested disclosure to the cover page of the Prospectus. Moreover, we respectfully note that disclosure relating to the risks of debt securities of private companies is found throughout the Prospectus, including in the “Risk Factors” section.

5.
Prospectus Summary—Wherever the prospectus states that the Company intends to seek to complete liquidity within five to seven years following the completion of its offering, please make clear that the offering may extend for an indefinite period and that, as a consequence, shareholders should not expect to have access to the money they invest within five to seven years of when they make their investment.  Rather shareholders should anticipate such a liquidity event, if any, five to seven years after the Company decides to close the offering, which could be years in the future.  Please also disclose in such places that there can be no assurance that the Company will complete a liquidity event.

Response:  The Company has revised the Summary section of the Prospectus, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

6.
Summary—SIC Advisors—This section states that Medley serves as administrator; it also states that Strategic Capital, LLC, an affiliate of the dealer manager, “is entitled to receive 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable” by the Company to SIC Advisors.  Please disclose in detail the services to be performed by Strategic and include the contract between SIC Advisors and Strategic as an exhibit to the registration statement.  Explain in your response why the Company is paying for two entities to provide “administrative” services.  Since Strategic is an affiliate of the dealer manager, also include in your response a representation that this arrangement is not an attempt to circumvent the limitation on sales commissions imposed by FINRA.  In addition, inform the staff whether FINRA has cleared this arrangement; and provide the name of the FINRA examiner who is responsible for reviewing this registration statement.

Response:  As disclosed in the Prospectus, Strategic Capital Advisory Services, LLC (“SCAS”) will provide certain services to, and on behalf of, SIC Advisors LLC (“SIC Advisors”), the Company’s investment adviser, including consulting and non-investment advisory services related to administrative and operational services.  Specifically, SCAS will provide the following services:

(i)	financial and strategic planning advice and analysis regarding the structure of the Company and SIC Advisors, a business plan for the Company and SIC Advisors and the terms of the Company’s offering;
(ii)	assistance in selecting and retaining professional advisors to the Company and SIC Advisors;
(iii)	assistance in preparing the Registration Statement and related documents for the Company’s offering;
(iv)
management of the due diligence process from commencement through completion, including assistance in obtaining due diligence reports required by broker-dealers selected to participate in the Company’s offering;

(v)
initial installation of the Company onto SC Distributors’ reporting platform and SC Distributors’ new business processing platform, as well as training of SC Distributors’ new business processing personnel;

(vi)	assistance in selecting and initial negotiation of terms of engagements with third-party escrow agent, transfer agent, financial printer and fulfillment vendor;
(vii)
creation of a branding and marketing strategy for the Company, including the development of its corporate website, preparation of all marketing, logos and branding materials to be used in connection with the Company’s offering;

(viii)	any additional services mutually agreed upon by SCAS and the Company relating to the formation of the Company and SIC Advisors;
(ix)	the sourcing (without quantitative or qualitative analysis) of prospective acquisitions and dispositions;
(x)	the sourcing and review of the terms of asset and entity financing;
(xi)
establish operational and administrative processes for the Company, including engaging and negotiating with vendors the terms of transfer agent services, escrow services, call center and investor relations services, distribution payment processing, tax reporting, proxy voting, information technology requirements, sales and reporting to participating broker-dealers;

(xii)
provide recommendations for the development of marketing materials and on-going communications with investors, including but not limited to copy writing, creative management, project management, and print production management;

(xiii)
assist in permissible public relations activities relating to the Company and/or the SIC Advisors including but not limited to the development and administration of press releases, media relations, media coverage and by-lined articles, and the development of websites to provide access for investors to financial reporting, financial advisor access to sales materials, and general information relating to the Company such as government filings and informational presentations;

(xiv)	assist in the administration of distribution reinvestment plans, transfers, redemptions and all exception requests;
(xv)	arrange for the provision of data and customary information resources to interested parties such as custodians, trust departments, third-party reporting services and RIA platforms; and
(xvi)	such other services as are agreed to by Medley Capital LLC (“Medley”), the Company’s administrator, and SCAS.

The Company believes that the administrative and operational services listed above are a significant addition to the administrative services that will be provided by Medley and are vital to the success of its operations.  SCAS will, as a member of SIC Advisors, be entitled to certain distributions, including 20% of the gross cash proceeds received by SIC Advisors from its base management and incentive fees.  SCAS is entitled to this distribution in consideration of its purchase of 20% of the interests of SIC Advisors and the services it will provide on behalf of SIC Advisors.   The Company respectfully notes that this arrangement does not constitute any increase in cost to stockholders as any distributions to SCAS would be taken solely out of the fee payable to SIC Advisors.

The Company understands that the FINRA staff is currently reviewing the compensation and other arrangements between the Company on the one hand and SC Distributors and its affiliates on the other to ensure compliance with FINRA Rule 2310.  In connection therewith, the FINRA staff will be provided with information on all other arrangements involving payments to SC Distributors and its affiliates by the Company and its affiliates, including the distributions to be paid to SCAS as an equity owner of SIC Advisors.  Based on prior precedent for similar arrangements and the approval thereof by the FINRA staff, the Company, SC Distributors and SCAS believe that these arrangements are consistent with FINRA Rule 2310 and the FINRA staff's interpretations thereunder.  In any event, the Company will apprise the SEC staff of the determinations made by the FINRA staff relating thereto.

FINRA is in the process of completing its review, which will include a detailed review of these arrangements.  The Company will inform the Staff when the Offering, including the underwriting arrangements, have been cleared by FINRA. We will provide the name FINRA examiner who is responsible for reviewing the Company’s Registration Statement telephonically.

The joint venture arrangement between SIC Advisors and SCAS is set forth in SIC Advisors’ limited liability company agreement.  Filing an investment adviser’s organizational documents is not required by Item 25 of Form N-2 (Financial Statements and Exhibits) and we are not aware of any other business development company filing such documentation as an exhibit to their Form N-2 registration statements.  Therefore, the Company does not believe that this agreement is required to be, or should be, disclosed as an exhibit to the registration statement.

7.	Summary—Operating and Regulatory Structure—In your response, inform us when the Company intends to elect BDC status.

Response:  The Company respectfully submits that it will elect to be subject to the provisions of sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”), by filing a Form N-54A directly before such time that the Staff declares the Registration Statement effective.  The Company respectfully notes that this is the industry norm and consistent with the approach taken by other non-listed business development companies, and business development companies whose shares trade on an exchange.

8.
Summary—Managerial Assistance—The disclosure in this section states that the Company may receive fees for the provision of managerial assistance and will reimburse Medley, as administrator, for its allocated costs in providing such assistance.  In your response, please explain what administrative costs are associated with the provision of managerial assistance, how they are determined and how much of these fees are expected to be retained by the Company.

Response: The Company respectfully submits that administrative costs that could be associated with the provision of managerial assistance to the Company’s portfolio companies that request such assistance include expenses associated with expending the time and resources of Medley’s personnel in monitoring the operations of the Company’s portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.  These costs will be determined by taking into account any direct costs associated with such services, as well as an allocable portion of the costs relating to the time and resources expended for such services by Medley’s personnel.

9.
Summary—Suitability Standards—The suitability standards seem low for an illiquid investment.  In your response, please inform the staff if, in your knowledge, there are other non-listed investment companies or BDCs with similarly low suitability standards.

Response: The Company respectfully submits that the suitability standards for an investment in the Company are based on the Omnibus Guidelines Statement of Policy of the North American Securities Administrators Association, adopted on March 29, 1992, as amended on May 7, 2007.  To the Company’s knowledge, such suitability standards are consistent with the suitability standards of other non-listed business development companies.

10.
Summary—Share Liquidity Strategy—Risk Factors—The disclosure in this section states that the Company intends to seek to complete a liquidity event within seven years following the completion of the offering period.  The cover states the intent to complete a liquidity event at least five years following the completion of the offering.  Please reconcile the disclosure.

Response: The Company has modified the disclosure throughout the Prospectus to consistently reflect the Company’s intention to complete a liquidity event within seven years following the completion of the offering period.

11.
Summary—Distribution Policy—The prospectus states, “We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which will reduce the amount of capital that we may invest in assets).”  Many investors may not fully understand a return of capital.  Please clarify in the prospectus that:

•
Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Company intends to report a distribution yield.  If the Company intends to report a distribution yield at any point prior to finalizing its tax figures, the Company should disclose the estimated portion of the distribution yield that results from return of capital.  In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response:  The Company has revised the Summary – Distribution Policy section of the Prospectus, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.  Furthermore, the Company does not intend to report a distribution yield.

12.
Summary—Distribution Policy—The prospectus states, “In addition, pursuant to a private placement of our common stock to certain persons affiliated with us and our Advisor, we expect to issue an aggregate of 100,000 shares of our common stock for aggregate gross proceeds of approximately $1,000,000 upon the satisfaction of the minimum offering requirement.”  Other than not paying a sales load, please explain to the staff whether such investors receive any benefit, directly or indirectly, over investors who purchased before them. Also, other than with respect to sales charge, is there any benefit in buying in the private placement rather than in the initial public offering?

Response:  The Company respectfully submits that the persons buying the Company’s shares pursuant to a private placement receive no benefit, directly or indirectly, over investors who purchased before them.  Moreover, such private placements are accretive to the Company’s stockholders as the Company does not pay a sales load in connection therewith.

13.	Advisor Fees—Why is the incentive fee on investment income described as “subordinated?”

Response:  The Company respectfully submits that the incentive fee on investment income is described as “subordinated” in light of the “hurdle” feature associated with such incentive fee.  As disclosed in the Prospectus, there will be no incentive fee on income paid to SIC Advisors in any calendar quarter in which pre-incentive fee net investment income does not exceed the preferred quarterly return of 1.75%.  In that event, the Company’s stockholders will be entitled to the Company’s entire quarterly return.  SIC Advisors will only be paid an incentive fee during such quarter if the quarterly return exceeds 1.75%.

14.
Advisor Fees—With respect to the “subordinated listing fee” (“Listing Fee”)… in your response please explain why the Listing Fee is appropriate under Section 205 of the Advisers Act of 1940.  Give particular attention to the fact that the incentive fees on investment income and capital gains are fees taken against actual assets of the Company, while the Listing Fee would be taken against market premium, which may or may not be realized by any particular shareholder.  Provide an analysis of how this fee would operate, as taken against market premium and against the valuation of listed companies spun off to shareholders.  Provide the formula that would be utilized for the computation of such fee.

Response:  The Company’s subordinated listing fee is based on a “listing premium,” which is defined as the amount, if any, by which the Company’s “listing value” exceeds the net asset value of the shares of the Company’s common stock immediately prior to the listing of such shares of common stock.  The “’listing value” equals the product of (i) the number of listed shares of the Company’s common stock and (ii) the average closing price per share of the listed shares over the 30 trading-day period following such listing.

Section 205(a)(1) of the Investment Advisers Act  of 1940 (the “Advisers Act”) prohibits an investment adviser to a business development company from entering into, extending, renewing, or performing any investment advisory contract that provides for compensation to the investment adviser based on a share of the capital appreciation of the funds or any portion of the funds of the business development company.  As a result, investment advisers to business development companies are prohibited from receiving performance fees that are based on the capital appreciation of the funds that they manage for business development companies (i.e., the debt and equity investments they make on behalf of the business development companies that they provide investment advisory services to).  Because the subordinated listing fee is based on a metric other than the funds or any portion of the funds of the Company managed by its investment adviser (i.e., it is based on the market value of the Company’s common stock over a 30 trading-day period), the prohibitions contained in Section 205(a)(1) of the Advisers Act do not apply to the subordinated listing fee.  In this regard, the example contained on page 74 of the Registration Statement highlights the fact that the subordinated listing fee is not based on the capital appreciation of the funds of the Company managed by its investment adviser (i.e., the increase in the fair value of the Company’s portfolio investments), but instead is based on a metric that is not directly related to the performance of the Company’s investment adviser in managing the Company’s funds (i.e., it is based on the value that the market ascribes to the Company and its common stock, which value includes goodwill, strategic competitive advantages and other intangible assets).

Notwithstanding the fact that the subordinated listing fee does not relate to the management of the funds of the Company by the Company’s investment adviser, there is significant tangible value of the Company’s stockholders in connection with the listing of its shares of common stock on a national securities exchange (i.e., it provides the Company’s stockholders with the option to liquidate their investment in the Company).  As a result and in order to incentivize the Company’s investment adviser to do the same, the Company has agreed to pay the subordinated listing fee to its investment adviser.

Finally, we note that Corporate Capital Trust, Inc., a non-listed business development company which was declared effective by the SEC staff on April 4, 2011, has a subordinated listing incentive fee that is substantially similar to the Company’s subordinated listing incentive fee.

15.
Summary—Risk Factors— The fifth bullet point describes the potential conflicts of the dealer manager as a result of the compensation agreement between one of its affiliates and SIC Advisors.  Please describe these relationships more fully and describe what these conflicts might be.

Response:  The Company respectfully submits that upon further reflection of this bullet point it concludes that while the affiliation between a member of the Company’s advisor, SCAS, and the Company’s dealer manager, SC Distributors, is material information that shareholders should consider, it is not a conflict of interest. We have revised the disclosure in the Prospectus to remove any reference to a “conflict of interest” as it relates to a compensation agreement and to move any discussion of the same from the “Conflicts of Interest” section of the Prospectus to the “Plan of Distribution” section.

The bullet point referenced in the Staff’s comment will now read as follows: “Our dealer manager also serves as the dealer manager for the distribution of securities of other issuers, and may experience conflicts of interest as a result.”  The conflicts of interest noted here include the allocation of SC Distributors’ time and resources with respect to selling another issuer’s shares simultaneously with selling the Company’s shares.  In addition, the dealer manager, because of the conflict of interest, will not make an independent review of the Company or the offering.

16.	Fee Table

a)	Sales load—Please confirm that the amount shown does not include the amount to be paid to Strategic.

Response: The Company respectfully confirms that no portion of the sales load will be used to pay SCAS.

b)	In the “Incentive fees” line item, please add a parenthetical “(20% of investment income and capital gains)”.

Response:  The Company has revised the disclosure in the Fees and Expense table in response to the Staff’s comment.

c)	Do “Other expenses” include payments to Strategic?

Response: The Company respectfully submits that the “other expenses” noted in the Fees and Expenses table does not include payments to SCAS other than as described in the next paragraph.  SIC Advisors will receive proceeds from the base management fee and incentive fees, if any, payable under its investment advisory agreement with the Company. SCAS will be entitled to distributions from SIC Advisors based on its ownership and services provided to the Company on behalf of SIC Advisors in consideration for such fees.

The Company will pay a fee of $25.00 per subscription agreement for reviewing and processing subscription agreements to SCAS.  This service can be handled either by an affiliate or another third party, such as the transfer agent.  In either event, the third party reviews the subscription documents for completeness, enters the information into a data base and matches the information to the funds, all of which confirms that the potential investor’s subscription can be accepted.  If information is missing, the reviewer is responsible for following up to ensure that the correct information is provided.  The affiliate is providing the service because it reduces a layer of the process, therefore making it more efficient.  To the extent another third party provides the service, the cost would be the same.

d)	Please put the “Example” after the footnotes to the fee table.

Response:  The Company has moved the “Example” in the Fees and Expense table in response to the Staff’s comment.

e)	Delete the parenthetical “(as a percentage of offering price)” after “Stockholder transaction expenses” and insert it after “Sales load.”

Response:  The Company has revised the disclosure in the Fees and Expense table in response to the Staff’s comment.

f)
Revise “Other Organizational and Offering Expenses” in the “Stockholder transaction expenses” section of the fee table to include only the offering expenses of the Company.  Any organizational expenses can be included in “Other expenses.”

Response:  The Company has considered the Staff’s comment and respectfully submits that it believes the existing disclosure in the Fees and Expenses table provides the most accurate description of the costs that a stockholder will bear.  Expenses relating to “organizational expenses” are directly connected to offering expenses in that they are largely one-time expenditures that relate specifically to the initial public offering process.  These items include, for example, formation of the Company, advisory and administration agreements, compliance manuals, contracts with third party service providers, etc. Once the Company’s offering commences, any further costs associated with “organizational” matters undertaken by the Company will be negligible.  Accordingly, as the “Other expenses” column of the Fees and Expenses table is intended to account for the operational expenses that the Company will bear on a going forward basis, we believe it is more appropriate to reflect “organizational expenses” in the “Other Organizational and Offering expenses” column,  which is intended to reflect the initial costs relating to the commencement of the Company’s offering.

g)
Footnote 2 states that “while we target an offering expense ratio of 1.25%, it may be up to 5.25%.  Please revise the current fee reflected in the fee table as 1.25% to the higher possible fee of 5.25%.

Response:  The Company has considered the Staff’s comment and respectfully submits that it believes the existing disclosure reflecting the offering expense ratio of 1.25% is the appropriate disclosure.  The figures in the Fees and Expenses table, including the 1.25% figure, are based on the assumption that we raise $150,000,000 in gross proceeds.  The Company has revised the disclosure in Footnote 2 to the Fees and Expenses table to explain the fact that the offering expense ratio of 5.25% would only apply if the Company raised the minimum amount of $2,000,000.

h)	In footnote 5, insert “base” before the first mention of the management fee

Response:  The Company has revised the disclosure in the Fees and Expense table in response to the Staff’s comment.

i)	Revise footnote 6 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation.

Response:  The Company has revised the disclosure in the Fees and Expense table in response to the Staff’s comment.

j)
Footnote 8 explains that acquired fund fees and expenses are shown as 0% because any estimate of these fees would be highly speculative.  Form N-2 requires that the fees should be based on the assumptions about specific funds in which the registrant plans to invest, estimates of the amount of assets the registrant expects to invest in each of the acquired funds, and an assumption that the investment was held all year.  Disclose in a footnote to the fee table that acquired fund fees are based on estimated amounts for the current year.  If the Company has no intention of investing in acquired funds, the disclosure should be revised to state the intention of the Company.

Response:  The Company has revised the disclosure in the Fees and Expense table to reflect the fact that it has no intention of investing in any funds in response to the Staff’s comment.

k)
Fees and Expenses—Example—The prospectus states, “You would pay the following incremental incentive fees on a $1,000 investment, assuming 5% annual return from realized capital gains:”  Please revise the disclosure to state, “You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains:” and adjust the amounts accordingly.  In addition, footnote 5 should refer to the base management fee not the management fee. Also, in the Example, why in the second line item are assets calculated using an “incremental” incentive fee?

Response:  The Company has revised the disclosure in the Examples section of the Fees and Expense table in response to the Staff’s comments.  Furthermore, we have deleted the reference to “incremental” in the second line as the incremental nature of the incentive fee is not relevant in the context of the example, which is based on a 5% annual return.

l)	Considering the expense ratio of the Company, please provide in your response an estimate of the return necessary upon a liquidity event for the shareholder to break even on his investment.

Response: The Company respectfully submits that providing an estimated return upon a liquidity event that would allow a shareholder to break even on his or her investment would be too speculative to ascertain.  Moreover, we respectfully note that Form N-2 does not require any such estimate to be provided, nor are we aware of any other non-listed business development companies providing the same.

m)	Please provide disclosure in the strategy section concerning the expectation for a 50% borrowing rate.

Response:  We respectfully refer the Staff to page 84 of the Prospectus under the sub-heading “Financial Condition, Liquidity and Capital Resources”, where we discuss our expected use of leverage.

17.
Questions and Answers—Will I otherwise be able to liquidate my investment?—Reconcile the disclosure with the five to seven year window for a liquidity event described on the cover page.  Please state in the second sentence in the response that there is no assurance that a liquidity event will occur.

Response:  The Company has revised the disclosure in the Questions and Answers section of the Prospectus in response to the Staff’s comment.

18.
Senior Secured Debt—This paragraph states that the Company “may” provide senior debt financing to portfolio companies.  Why are investments in senior secured debt made conjectural when the prior paragraph states that the Company will focus primarily in senior debt securities.

Response:  The Company has revised the disclosure in the “Senior Secured Debt” paragraph of the Prospectus in response to the Staff’s comment to affirmatively state that senior debt financing is the Company’s objective.

19.	Investment Types—Disclose the nature of the investments in the 30% basket of non-eligible securities.

Response:  The Company respectfully submits that it does not have any specific plans to invest in companies that are not “qualifying assets,” as defined in the Prospectus.  However, by way of example, the Company may invest in high-yield bonds, private equity investments, distressed debt investments and securities of public companies that are not thinly traded. The Company has revised the disclosure in the Investment Objective and Policies section of the Prospectus in response to the Staff’s comment.

20.
Risk Factors—This section states, “The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments.”  We note that the adviser could also benefit through the listing premium if the fair values were too low before the Company listed its securities and such underlying securities were “valued correctly” by the marketplace.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that, as required by the 1940 Act, the fair value of the Company’s assets will be determined by its board of directors on a quarterly basis.  As disclosed in the Prospectus, the majority of the Company’s investments will not be publicly traded or actively traded on a secondary market but, instead, may be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, quarterly determinations of fair value, as determined in good faith by the board of directors, are to a degree subjective.  The subjective nature of the Company’s fair value determination is balanced by the fact that its board of directors, which is composed of a majority of directors who are not “interested persons” of the Company or of SIC Advisors, as defined in Section 2(a)(19) of the 1940 Act, has a fiduciary duty to act in a manner that is in the best interests of the Company and its shareholders.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176 or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Seth Taube